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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                             )

EXHIBITS

Exhibit No.	Exhibit Description
1	Third Quarter Report 2007

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: November 14, 2007
	By:	/s/ R. GREGORY LAING
	Name:	R. Gregory Laing
	Title:	General Counsel, Senior Vice President Legal and Corporate Secretary

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EXHIBITS
SIGNATURE